UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-87239

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brokers International Financial Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4135 NW Urbandale Dr
(No. and Street)

Urbandale	IA	50322
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andrea Kemble	5158675904	akemble@brokersfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

Nine Parkway North, Suite 200	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

10/16/2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Aukes _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brokers International Financial Services, LLC _____, as of 12/31 _____, 2 21 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
President



Notary Public

REBECCA JONES
Commission Number 736803
My Commission Expires
9/23/23

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☑ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BROKERS INTERNATIONAL FINANCIAL SERVICES, LLC

Urbandale, Iowa

Financial Statements

December 31, 2021

Brokers International Financial Services, LLC

C O N T E N T S



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Brokers International Financial Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brokers International Financial Services, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The information contained in Schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Marcum LLP

Deerfield, Illinois
April 14, 2022

Brokers International Financial Services, LLC

Statement of Financial Condition

December 31, 2021

Assets	
Cash and cash equivalents and restricted cash	$ 3,421,324
Commissions and concessions receivable	1,283,154
Other receivable, net of allowance of $55,810	914,184
Note receivables	91,534
Prepaid expenses and other assets	14,347
Leasehold improvements, office furniture, and equipment,	
net of accumulated depreciation and amortization of $15,922	38,461
Right of use asset, net of accumulated amortization of $153,396	67,747
Total Assets	$ 5,830,751
Liabilities and Member's Equity	
Liabilities	
Commissions and concessions payable	$ 1,195,677
Accounts payable	1,140,001
Accrued compensation	357,470
Lease liability	67,748
Due to Related Party	209,123
Total Liabilities	2,970,019
Member's Equity	2,860,732
Total Liabilities and Member's Equity	$ 5,830,751

See Notes to Financial Statements.

Brokers International Financial Services, LLC

Statement of Operations

For the year ended December 31, 2021

Revenues

Commissions	$ 5,769,217
Variable annuity and 12b-1 fees	7,027,315
Advisory fees	14,789,707
Interest Income	5,460
Other	1,515,407
Total revenues	29,107,106

Expenses

Commissions	22,211,477
Employee compensation and benefits	2,215,601
Licensing, registration and education	78,488
Occupancy and equipment expense	73,572
Legal and professional	53,930
General and administrative	1,786,749
Total expenses	26,419,817

Net Income $ 2,687,289

See Notes to Financial Statements.

Brokers International Financial Services, LLC

Statement of Changes in Member's Equity

For the year ended December 31, 2021

	Capital Contributions		Retained Earnings (Accumulated Deficit)		Member's Equity	
Balance at January 1, 2021	$	2,975,143	$	(301,700)	$	2,673,443
Distribution		(2,500,000)				(2,500,000)
Net Income		-		2,687,289		2,687,289
Balance at December 31, 2021	$	475,143	$	2,385,589	$	2,860,732

See Notes to Financial Statements.

Brokers International Financial Services, LLC

Statement of Cash Flows

For the year ended December 31, 2021

Cash Flows from Operating Activities		
Net Income	$	2,687,289
Adjustments to reconcile net income to net cash provided		
by operating activities:		
Depreciation and amortization		25,520
Amortization of Right of use asset		27,378
Changes in assets and liabilities:		
Commissions and concessions receivable		(213,137)
Other receivable		(765,459)
Prepaid expenses and other assets		37,233
Commissions and concessions payable		205,831
Accounts payable		830,900
Accrued compensation		39,607
Lease liability		(27,378)
Due to Parent		(73,781)
Net cash provided by operating activities		2,774,003
Cash Flows from Investing Activities		
Proceeds from sale of equipment		(97)
Cash Flows from Financing Activities		
Distribution paid to stockholders		(2,500,000)
Net Increase in Cash and Cash Equivalents and Restricted Cash		273,906
Cash and Cash Equivalents and Restricted Cash at Beginning of Year		3,147,418
Cash and Cash Equivalents and Restricted Cash at End of Year	$	3,421,324

See Notes to Financial Statements.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brokers International Financial Services, LLC (the "Company") is a full-service non-custodial broker-dealer registered under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Municipal Securities Rulemaking Board. The Company provides product sales and client service functions to retail investment clients, investing in a variety of registered products including mutual funds and variable products by application. In addition, the Company offers services through our clearing firm and registered investment advisor. The Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3, because the Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

The Company was approved as a full-service non-custodial Broker Dealer on June 4, 2007. The Company, under Rule 15c3-3(k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073, is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. Accordingly, customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis and other business activities are limited to transactions via subscriptions on a subscription way basis. The Company's agreements with its clearing brokers provide that as clearing brokers, these firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended. The Company contracts with Pershing, LLC, TD Ameritrade and Charles Schwab to clear accounts.

Prior to June 3, 2021, the Company was a wholly owned subsidiary of Brokers International, Ltd ("LTD"). On June 3, 2021, LTD was acquired by AIM, LLC ("Parent") and AIM's parent, Integrity ("Integirty"), through a related entity, GoldenCare Holdings, Inc. ("Golden"), through an equity purchase agreement. Under the terms of the purchase agreement, LTD's legal name was changed to Brokers Inernational, LLC ("BI") and ownership was restructed, resulting in the Company and BI being sister companies.

Leases
The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several noncancellable operating leases for office space, software and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate (4.75%) based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Leases - continued

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

Disclosures related to the amount and timing of cash flows arising from this lease is included in Note 6.

Revenue Recognition

Revenue from contracts with customers is recognized following a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize the revenue when (or as) the Company satisfies the performance obligation.

Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

Customer transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. ln conjunction with the clearing broker, the Company seeks to control the risks associated with its customers' activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk (Continued)

At times throughout the year, the Company's cash in financial institutions may exceed Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses in such accounts.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents and Restricted Cash

The Company considers liquid investments with original maturities of three months or less to be cash equivalents.

Restricted cash includes a deposit account of $25,000 held at a clearing firm on December 31, 2021.

Leasehold Improvements, Office Furniture and Equipment

Most office furniture is provided to the Company by BI in accordance with its cost sharing agreement. Leasehold improvements, office furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of 5-7 years for office furniture and equipment and 15 years for leasehold improvements. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Subsequent to the balance sheet date, the cost sharing agreement was superseded. See Note 5 for additional details.

Commissions and Concessions Receivable

The Company's commission and concession receivables consist of commissions due from various insurance and mutual fund companies and investment advisory accounts. On December 31, 2021, approximately 85% of these commissions are payable to the Company's sales representatives and are paid upon collection. The Company reugularly monitors outstanding receivables and performs an assessment of collectability. As of December 31, 2021, management determined no allowance needed.

Other Receivable

Other receivables represent amounts due from registered representatives for insurance and registration fees. Management performs an assessment of collectability throughout the year and amounts are charged off from an evaluation of the aging and/or collectability of past-due accounts.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

The Company is a single member limited liability company and, therefore, a disregarded entity for federal and state income tax purposes. Therefore, taxes are the responsibility of the Parent.

The Company follows the accounting guidance for uncertainty in income taxes. Management has evaluated their tax positions and determined there are no material uncertain tax positions. The Company has not been notified of any impending examinations and are no longer subject to examinations by taxing authorities for years before 2017.

2. REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

Revenue from contracts with customers includes commission income from variable annuity trail and 12b-1 fees and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Variable Annuity Trail and 12b-1 Fee Income

The Company earns variable annuity trails and 12b-1 fees accordance with selling agreements. Fees are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

2. REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Advisory

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

The following table presents revenue by major source:

Revenue From Contracts With Customers	Amount
Commission Income:	
Variable Annuities	$2,802,288
Brokerage	449,427
Mutual Funds	1,507,502
Miscellaneous	1,010,000
Total Commission Income	$5,769,217
Variable Annuity Trail and 12b-1 Fee Income:	
Mutual Funds 12b-1s	$3,488,652
Variable Annuity Trails	3,538,663
Total Variable Annuity Trail and 12b-1 Fee Income	$7,027,315
Advisory Fees	$14,789,707

3. COMMITMENTS AND CONTINGENCIES

Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. The Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2021, the net capital ratio, net capital and excess net capital are as follows:

Net capital ratio		1.74:1
Net capital	$	1,667,911
Excess net capital	$	1,474,426

3. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Litigation

From time to time, the Company is involved in litigation and arbitration arising out of the normal course of business. The Company has two pending arbitration matters. The first matter resulted in an award to the client in the amount of $795,959, however the Company has appealed the case and is awaiting the response of the court. The Company has denied and intends to vigorously defend itself which has resulted in the Company paying its Errors and Omissions deductible of $50,000. Anything over the $50,000 deductible will be covered by the E&O insurance so no additional amount was accrued by the Company. At this time, neither management nor legal counsel has been able to determine what additional exposure would result in the resolution of this case. The second matter was settled subsequent to the balance sheet date for $20,000, which the Company has provided for in accrued expenses.

4. EMPLOYEE BENEFIT PLAN

The Company has a 401(k)-plan covering substantially all employees. The Company contributed $61,010 in 2021.

5. RELATED PARTY TRANSACTIONS

The Company has entered into various cost sharing arrangements with BI for technology and administrative services. Fees incurred in 2021 were $10,950, which is included in Occupancy and equipment expense in the statement of operations. The Company entered into a new service agreement in November 2019 with BI for providing signature guaranty services for $25,000 per year billed quarterly. Total revenue for signature guaranties for 2021 was $25,000.

The Company reimburses BI and Integrity for other general and administrative expenses it pays on the Company's behalf. The total expenses reimbursed for 2021 was $10,950 to BI and $1,007,709 to Integrity. The Company had net receivables from BI of $8,899 and net payables to Integrity of $218,172 as of December 31, 2021, which is presented in due to related party in the statement of financial condition.

On January 1, 2022, the cost sharing agreement with LTD was superseeed by an Expense Sharing Agreement ("Agreement") with both BI and Integrity. Under the terms of the Agreement, fixed monthly payments of $13,000 are due to Integrity through December 31, 2022 for insurance and administrative services. Variable monthly payments of $100/per computer/per employee are due to BI for computer and technology management. The Agreement further specifices that the payments made by the Company are to be classified as a management fee expense. Absent of a 30 day written notice, the agreement renews annually.

See Note 6 for related party lease transactions.

6. LEASE OBLIGATIONS

The Company has an obligation as a lessee for office space with BI with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. The lease does not include termination options for either party to the lease or restrictive financial or other covenants. Fixed payments due under the lease contract are inclusive of otherwise variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance.

The components of lease cost for the year ended December 31, 2021 are as follows:

Operating lease cost	$	37,050

Weighted average remaining lease term:

Operating leases	1.9 years

Weighted average discount rate:

Operating leases	4.75%

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2021 are as follows:

Year Ending December 31		
2022		37,050
2023		33,963
Total lease payments	$	71,013
Less: Imputed interest		(3,266)
Present value of lease liability	$	67,747

7. NOTE RECEIVABLES

Note receivables bearing interest at rates between 3%-6% and due at dates between 2023 and 2024 are primarily amounts due on forgivable notes from registered representatives. The forgivable notes are expensed when the registered representatives perform the required service. For the year ended December 31, 20201 the Company expensed $62,475 for loan forgiveness.

Brokers International Financial Services, LLC
Computation of Net Capital under Rule 15c3-1 and Aggregate Indebtedness
Schedule I
December 31, 2021

Net Capital:
    Total member's equity .... $ 2,860,732

Deductions:
Non-allowable commission and concession receivables	(130,880)
Non-allowable unrestricted cash	(3,415)
Note receivables	(91,535)
Other receivable	(914,183)
Prepaid expenses and other assets	(14,347)
Leasehold improvements, office furniture and equipment, net	(38,461)
	(1,192,821)
Net Capital	$ 1,667,911

Aggregate indebtedness:
Total liabilities from statement of financial condition	$ 2,970,019
Less: lease liability	(67,748)
Total aggregate indebtedness	$ 2,902,271

Computation of basic net capital requirement:
Minimum net capital required	$ 193,485

    (The greater of $5,000 or 6 2/3% of Aggregated
    Indebtedness of $2,902,271)

Excess net capital	$ 1,474,426

Ratio of aggregate indebtedness to net capital	1.74 to 1

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of aggregate indebtedness and net capital set forth above and the amounts reported in the Company's unaudited Part II A Focus report as of December 31, 2021 as amended on February 2, 2022.

See Report of Independent Registered Public Accounting Firm

Brokers International Financial Services, LLC

**Computation for Determination of Reserve Requirements for Broker-Dealers
Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
Schedule II**

December 31, 2021

The computation for determination of reserve requirements is not applicable to Brokers International Financial Services, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) and the Company's other business activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

See Report of Independent Registered Public Accounting Firm

Brokers International Financial Services, LLC

Information Relating to Possession or Control Requirements for Broker-Dealers
Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
Schedule III

December 31, 2021

The information relating to possession or control requirements is not applicable to Brokers International Financial Services, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) and the Company's other business activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

See Report of Independent Registered Public Accounting Firm





MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Brokers International Financial Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brokers International Financial Services, LLC (the "Company") identified the following provision of 17 C.F.R. §240.15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions"), and (2) Brokers International Financial Services, LLC stated that Brokers International Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to (1) receiving transaction-based compensation from mutual fund, variable annuity and alternative applications; (2) receiving trails and 12B1 fees; and (3) receiving fees from advisory fee based products. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Brokers International Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brokers International Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Marcum LLP

Deerfield, Illinois
April 14, 2022

MARCUMGROUP
MEMBER

Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**

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Brokers International Financial Services, LLC's

Exemption Report

For Year Ending December 31, 2021

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Brokers International Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) receiving transaction-based compensation from mutual fund, variable annuity and alternative applications; (2) receiving trails and 12B1 fees; (3) receiving fees from advisory fee based products, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other c consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Brokers International Financial Services, LLC

I, Brian Aukes, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President

February 10, 2022



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Member of
Brokers International Financial Services, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Brokers International Financial Services, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Deerfield, Illinois
April 14, 2022



Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**